12g3-2(b) File No. 82 -4965


05007273

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

8 March 2005

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



Mobistar NV/SA - Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles - tel. 02 745 71 11 - fax 02 745 70 00
www.mobistar.be - Fortis 210-0233334-04
tva-btw be 456.810.810 - RPR-RPM 0456.810.810 (Brussel-Bruxelles)

mobistar

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by certain shareholders of Mobistar to the latter and the Banking and Finance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by Fidelity International Limited and FMRCorp. and their direct and indirect subsidiaries. Each of them is represented in the statement by Fidelity International Limited and FMRCorp.

This subsequent statement is made further to the acquisition of 2,081,903 shares in Mobistar by Fidelity International Limited and FMRCorp. and their direct and indirect subsidiaries.

The statement mentions that on 17 December 2004, based on Mobistar having issued 63,035,789 voting rights relating to its shares (the "Voting Rights") and 257,500 warrants potentially giving right to as many (257,500) Voting Rights:

- Fidelity International Limited and FMRCorp. and their direct and indirect subsidiaries hold 3.30% of the Voting Rights (3.29% on a fully diluted basis).